Date: September 9, 2020

VIA EDGAR

United States Securities and Exchange Commission Mail Stop 3561

Washington, D.C. 20549

Re:Astrotech Corporation Amendment No. 1 to

Registration Statement on Form S-1

Filed July 6, 2020

File No. 333-239705

Ladies and Gentlemen:

On behalf of Astrotech Corporation (the “Company”), we are electronically transmitting hereunder a conformed copy the Registration Statement on Form S-1 filed on September 9, 2020 (the “Registration Statement”).

This letter is being filed in response to the Securities and Exchange Commission’s (“SEC’s”) comments dated July 13, 2020. In this letter, we have listed the SEC’s comments in italics and have followed each comment with the Company’s response.

Incorporation of Documents by Reference, page 50

1.

We note that you incorporate information by reference into your registration statement. Since you have not yet filed your Annual Report on Form 10-K for the fiscal year ended June 30, 2020, you are not eligible to incorporate by reference. See General Instruction VII.C to Form S-1. Please amend the registration statement to include all of the disclosure required by Form S-1, or, in the alternative, file your Annual Report on Form 10-K for the fiscal year ended June 30, 2020 and update this section accordingly.

Response: We have filed our Annual Report on Form 10-K for the fiscal year ended June 30, 2020 and have updated the incorporation by reference section accordingly.

If you have any questions, please contact the undersigned at 512-485-9521.

/s/ Eric Stober Eric Stober

Chief Financial Officer and Principal Accounting

Officer

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